Skadden, Arps, Slate, Meagher & Flom llp
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BEIJING
November 19, 2010	BRUSSELS
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
Attention: Larry Greene

RE:	Prospect Capital Corporation Shelf Registration Statement of Form N-2
Ladies and Gentlemen:
     Electronically transmitted herewith for filing on behalf of Prospect Capital Corporation (the “Company”) is the Company’s shelf registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933. Pursuant to Rule 415(a)(6), the Registration Statement, upon effectiveness, is intended to replace the Company’s current shelf registration statement (File No. 333-164270) (the “current shelf”).
     The Company represents that its Registration Statement is substantially similar to Pre-Effective Amendment No. 1 to the current shelf, which was filed on February 26, 2010. The Company also represents that no substantive changes have been made to the disclosure contained in the Registration Statement when compared to the current shelf, except certain updating changes, including updates to risk factors, updates regarding recent market events, updates to disclosure concerning the Company’s directors in response to recent changes to Form N-2, updates to the dilution tables, updates to certain tax disclosure and other minor updates. In addition, the financial information (including financial statements and MD&A disclosure) is substantially identical to the financial information contained in the Company’s most recent prospectus supplement to the current shelf, filed on November 10, 2010 (such financial information was simply moved from the most recent prospectus supplement into the base prospectus of the Registration Statement). As such, the Company hereby requests limited review of the Company’s Registration Statement.
     If you have any questions or comments or require any additional information in connection with the Company or the Registration Statement please telephone me at (212) 735-2132 or Rick Prins at 212-735-2790.

Very truly yours,
/s/ Carmine Lekstutis

Carmine Lekstutis

Enclosures